UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39582

ATLANTIC AVENUE ACQUISITION CORP
(Exact name of registrant as specified in its charter)

2200 Atlantic Street, Suite 501 Stamford, Connecticut 06902 (203) 989-9709
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one Warrant
Class A Common Stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of
$11.50

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Avenue Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ATLANTIC AVENUE ACQUISITION CORP

Date: October 17, 2022	By:	/s/ Ashok Nayyar
		Name:	Ashok Nayyar
		Title:	Chief Executive Officer